Exhibit 12

                        WESTERN RESOURCES, INC.
        Computations of Ratio of Earnings to Fixed Charges and
      Computations of Ratio of Earnings to Combined Fixed Charges
          and Preferred and Preference Dividend Requirements
                        (Thousands of Dollars)


                                                         Year Ended December 31,
                                        1993         1992         1991         1990         1989
Net Income. . . . . . . . . . . . . . $177,370     $127,884     $ 89,645     $ 79,619     $ 72,778
Taxes on Income . . . . . . . . . . .   78,755       46,099       42,527       36,736       35,171
     Net Income Plus Taxes. . . . . .  256,125      173,983      132,172      116,355      107,949

Fixed Charges:
  Interest on Long-Term Debt. . . . .  123,551      117,464       51,267       51,542       46,378
  Interest on Other Indebtedness. . .   19,255       20,009       10,490       11,022        8,742
  Interest on Corporate-owned
    Life Insurance Borrowings . . . .   16,252        5,294         -            -            -
  Interest Applicable to
    Rentals . . . . . . . . . . . . .   28,827       27,429        5,089        4,426        4,673
      Total Fixed Charges . . . . . .  187,885      170,196       66,846       66,990       59,793

Preferred and Preference Dividend
Requirements:
  Preferred and Preference Dividends.   13,506       12,751        6,377        1,744        1,857
  Income Tax Required . . . . . . . .    5,997        4,596        3,025          805          897
    Total Preferred and Preference
    Dividend Requirements . . . . . .   19,503       17,347        9,402        2,549        2,754
Total Fixed Charges and Preferred and
  Preference Dividend Requirements. .  207,388      187,543       76,248       69,539       62,547

Earnings (1). . . . . . . . . . . . . $444,010     $344,179     $199,018     $183,345     $167,742

Ratio of Earnings to Fixed Charges. .     2.36         2.02         2.98         2.74         2.81

Ratio of Earnings to Combined Fixed
  Charges and Preferred and Preference
  Dividend Requirements . . . . . . .     2.14         1.84         2.61         2.64         2.68



(1)  Earnings are deemed to consist of net income to which has been added income taxes
     (including net deferred investment tax credit) and fixed charges.  Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense, and the portion of rental expense which represents an interest factor.  Preferred and preference dividend requirements consist of an amount equal to the pre-tax earnings which would be required to meet dividend requirements on preferred and preference stock.
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